UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   December 7, 2010           File No.  001-33515

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Signs Engagement with Macquarie Private Wealth Inc. for $1.5mm in Flow Through Financing

Vancouver, Canada, December 7, 2010 --  Dejour Enterprises Ltd. (NYSE AMEX:  DEJ/TSX:  DEJ) (the “Company” or “Dejour”) announces that it has engaged Macquarie Private Wealth Inc., as agent (the “Agent”), subject to completion of due diligence, for a private placement on a commercially reasonable efforts basis of up to C$1,500,000 in common shares of the Company to be issued on a “flow-through” basis pursuant to the provisions of the Income Tax Act (Canada) at a price of C$0.38 per share, subject to a mandatory 4 month hold period.  This private placement is expected to close on or about December 17, 2010.

Insiders or affiliates of Dejour may purchase a portion of this offering.

The Company has agreed to pay the Agent a cash commission equal to 6% of the gross proceeds raised, and will grant the agent an option to purchase that number of non-flow-through common shares of the Company equal to 6% of the number of shares sold under this private placement, at an exercise price of $0.38 per share for a period of 12 months after the closing date.

Funds will be spent primarily at the Company's Woodrush oil and gas project in NE BC, with the expenditures qualifying for CEE renounced by Dejour to the purchasers.

This flow-through share private placement is available to Canadian investors only. This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, securities. The shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration under, or an applicable exemption from, the registration requirements of the Securities Act.

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s  Piceance Basin (107,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO Investor Relations – New York 598 – 999 Canada Place, Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Craig Allison Phone: 914.882.0960 Email: callison@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: December 7, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer